Exhibit 6.14

CONSULTING SERVICES AGREEMENT

THIS CONSULTING SERVICES AGREEMENT (the “Agreement”) is made as of July 15, 2020, by and among The POINT LLC a limited liability company registered in the State of Utah (“Consultant”), AMIT PATWARDHAN (“Consultant Principal”), and ENERGY EXPLORATION TECHNOLOGIES, INC., a Puerto Rico corporation (the “Company”).

RECITALS

The Company is a sustainable energy company focussed on lithium extraction, recovery, separation, and refinery technology, the methods to cause those actions with lithium or other ions, as well as solid state battery electrolytes, and other energy related technologies. Consultant desires to provide services as the Company’s Executive Vice President (EVP) of Technology, and the Company desires to retain Consultant for such services, in each case, on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Consultant mutually agree as follows:

1. Engagement; Services. The Company hereby engages Consultant to provide and perform the services and goals, including the scope of work (“Scope of Work”) listed on Exhibit A attached hereto (the “Services”) to or for the benefit of the Company, and Consultant hereby accepts such engagement with the Company and agrees to provide and perform the Services, upon the terms, covenants and conditions set forth in this Agreement.

2. Duties.

(a) Services. Consultant shall diligently and competently perform the Services to the best of its ability, and shall devote sufficient business time and energy to the Company so as to diligently perform the Services and its duties hereunder. The duties are expected to take a minimum of forty (40) hours per week of the Consultant’s time. Consultant shall perform its duties in a manner in compliance with all applicable laws and regulations and in accordance with applicable policies and procedures set forth from time to time by the Company, so long as the same do not conflict with the terms of this Agreement. Consultant will at all times keep the Company informed as to the status of its Services and other duties and obligations under this Agreement.

(b) Travel. During the time Consultant lives in Salt Lake City, Consultant shall travel to the location of the Company’s Science Laboratories in Austin, Texas, or Newark, California for a minimum of ten (10) business days per month. This can either be done three (3) days per week, or five (5) days per week, every other week mutually determined with the CEO. Company shall cover all expenses as it relates to Consultants monthly travel to the Company’s Science Laboratories.

3. Compensation. In consideration of the Services to be rendered hereunder, the Company shall pay or provide to Consultant the following compensation:

(a) Consulting Fee. During the Term (as defined below), the Company shall pay to Consultant a monthly consulting fee of Fifteen Thousand Dollars ($15,000). Payment will be made on a semi-monthly basis, customary accounting practice for the Company. The portion payable by the Company to Consultant shall be payable, in arrears, in installments of the monthly amount due by the Company, twice per month, on the first business day and fifteenth day of the month (with respect to the period ending on the last day of the previous month).

(b) Equity. As additional compensation, the Company agrees to issue Consultant options to purchase shares of common stock in the Company on the terms and conditions of a stock option agreement to be entered into between Consultant and the Company (an “Award Agreement”) issued pursuant to the Company’s 2019 Equity Incentive Plan (the “Plan”). The Award Agreement shall be subject to the terms and conditions of the Plan. The Award Agreement will provide for Consultant to purchase up to Eight Hundred (800) shares of common stock for a per share purchase price equal to the fair market value of the Company’s common stock determined by an independent appraisal with a 409A valuation to be obtained by the Company prior to execution and delivery of the Award Agreement. The right to purchase these Eight Hundred (800) shares are in addition to the Consultants right to purchase Eight Hundred (800) shares in the agreement between Consultant and Company dated January 15, 2020. Such number of shares and exercise price are determined prior to giving effect to a contemplated 10 for 1 stock split of the Company’s common stock. The options will vest in equal increments over a four (4) year vesting schedule, with one eighth (1/8) of the options vesting every six (6) months with the first tranche vesting upon the execution of this Agreement. Notwithstanding anything to the contrary, following the consulting period, the Company and Consultant will have the mutual option to execute and deliver an Employment Agreement (as defined below).

For purposes hereof, the term “Employment Agreement” means a written employment agreement between the Company and Consultant Principal, in form and substance satisfactory to the parties, providing for the employment of Consultant Principal on a full time basis with benefits generally offered to other employees of the Company. The Employment Agreement shall include customary confidentiality, inventions assignment, non-solicitation and non-competition covenants or, if requested by the Company, Consultant Principal shall execute and deliver a separate agreement containing such covenants.

(c) Benefits. Company shall pay to Consultant Two Thousand Five Hundred Dollars ($2,500) per month for a benefits package. Payment will be made on a semi-monthly basis, customary accounting practice for the Company. The portion payable by the Company to Consultant shall be payable, in arrears, in installments of the monthly amount due by the Company, twice per month, on the first business day and fifteenth day of the month (with respect to the period ending on the last day of the previous month). Consultant shall not be entitled to any benefits provided by the Company to its employees, including, without limitation, health insurance, hospitalization, workers compensation insurance, liability or pension plan coverage and other fringe benefits.

(d) Bonus. Company shall pay Consultant an annual bonus in the sum of Forty Four Thousand Dollars ($44,000) paid semi-annual in arrears on January 1st and July 1st of each year upon the satisfactory completion of the Scope of Work, and achievement of certain goals and milestones laid out in the Scope of Work (Exhibit A). The Company shall pay Consultant a sign-on bonus, separate from the annual bonus, in the sum of Twenty Thousand Dollars ($20,000) at the time of execution of this Agreement.

4. Expenses. Expenses incurred or paid by Consultant during the Term in connection with the performance of Services shall be paid or reimbursed by the Company only if such expenses have been approved in advance by the Company, which approval may be in the form of an email or text, and Consultant has submitted all expense statements or vouchers or such other supporting information as the Company may reasonably require. Except for the foregoing, all expenses incurred by Consultant or its employees in connection with the performance of the Services and its duties under this Agreement shall be borne wholly and completely by Consultant.

5. Independent Contractor. The parties hereto acknowledge and agree that Consultant shall act only as an independent contractor under this Agreement and that neither any act by Consultant or the Company nor anything contained in this Agreement shall be deemed or construed (a) to create a partnership or joint venture between the Company and Consultant or (b) to constitute Consultant as an employee of the Company. Consultant shall include all compensation it receives hereunder in its own books or account for inclusion on its own applicable tax return, and Consultant shall be solely responsible for any and all taxes imposed thereon. Consultant agrees that such compensation will not be subject to any employee payroll taxes or similar deduction, and agrees to indemnify and hold the Company harmless from any liability incurred by the Company for its failure to withhold taxes on compensation paid to Consultant.

6. Term. The term of this Agreement shall commence on July 15, 2020, and shall terminate at four (4) years thereafter, unless sooner terminated in accordance with Section 7 (the “Term”); provided that if Consultant with the approval of the Company continues to provide Services after the Term, the terms and conditions of this Agreement shall apply to such continued Services.

7. Termination. Notwithstanding anything to the contrary, this Agreement may be terminated (a) by either party, without cause, upon not less than fifteen (15) business days prior written notice to the other party, and (b) at any time by a party immediately upon written notice to the other party if the other party is in breach or default of any material obligations contained herein which breach or default is not cured within two (2) weeks after written notice from the terminating party. Upon termination of this Agreement, Consultant shall be entitled to receive accrued but unpaid amounts due by the Company under Section 3(a), 3(d) and Section 4 through the date of termination of this Agreement. Except for the foregoing, Consultant shall receive no other payments following termination of this Agreement.

8. Confidential Information.

(a) Definition. “Confidential Information” means trade secrets and other confidential or proprietary information of the Company, including, but not limited to, all of the Company’s plans for creation, acquisition or disposition of products, publications and websites, expansion plans, financial status and plans, products, improvements, formulas, designs or styles, method of distribution, customer lists, product development plans, rules and regulations, personnel information and trade secrets of the Company, all of which are of vital importance to the success of the Company.

(b) Protection and Marking. Consultant agrees that all Confidential Information that Consultant has access to or acquires knowledge of: (i) is to be held in strict confidence by Consultant, (ii) is to be used by and under authority of the Company only as authorized in this Agreement, and (iii) shall not be disclosed by Consultant without the prior written consent of the Company or as authorized in this Agreement. Consultant’s obligation of confidence hereunder includes, without limitation, using at least the same degree of care with the Company’s Confidential Information as it uses to protect its own confidential information, but always at least a reasonable degree of care.

(c) Confidentiality of Terms of this Agreement. Consultant agrees not to disclose to any third party the terms of this Agreement without the prior written consent of the Company, except Consultant may disclose the terms of this Agreement: (a) to advisors and others on a need to know basis, in each case, under appropriate confidentiality obligations substantially similar to those of this Section 8; (b) to the University, and other approved partners of the Company, and (c) to the extent necessary to comply with applicable laws and court orders (including, without limitation, The Texas Public Information Act, as may be amended from time to time, other open records laws, decisions and rulings, and securities laws, regulations and guidance). Notwithstanding the foregoing, the existence of the Agreement shall not be considered Confidential Information.

(d) Disclosure Required by Court Order or Law. If Consultant is required to disclose Confidential Information of the Company, or any terms of this Agreement, pursuant to the order or requirement of a court, administrative agency, or other governmental body or applicable law, Consultant may disclose such Confidential Information or terms to the extent required, provided that Consultant shall use reasonable efforts to provide the Company with reasonable advance notice thereof to enable the Company to seek a protective order and otherwise seek to prevent such disclosure. To the extent that Confidential Information so disclosed does not become part of the public domain by virtue of such disclosure, it shall remain Confidential Information protected pursuant to Section 8.

(e) Copies. Consultant agrees not to copy or record any of the Confidential Information of the Company, except as reasonably necessary to exercise its rights or perform its obligations under the Agreement, and for archival and legal purposes.

(f) Continuing Obligations. Subject to the exclusions listed in Section 8(g), Consultant’s confidentiality obligations under this Agreement will survive termination of the Agreement and will continue for a period of five years thereafter.

(g) Exclusions. Information shall not be considered Confidential Information of the Company under this Agreement to the extent that Consultant can establish by competent written proof that such information:

(i) Was in the public domain at the time of disclosure; or

(ii) Later became part of the public domain through no act or omission of Consultant in breach of the Agreement; or

(iii) Was lawfully disclosed to Consultant by a third party (including the University) having the right to disclose it not under an obligation of confidentiality; or

(iv) Was already known by Consultant at the time of disclosure; or (v) Was independently developed by Consultant without use of the Company’s Confidential Information.

(h) Copyright Notice. The placement of a copyright notice on any Confidential Information will not be construed to mean that such information has been published and will not release Consultant from its obligation of confidentiality hereunder.

(i) Separate NDA. Company and Consultant may have or will sign a separate confidentiality agreement that should govern may confidentiality provisions, except for ones specifically provided herein.

9. Non-Competition. Consultant agrees that during the Term and for a period of one (1) year after the Term, Consultant will not directly or indirectly, (i) engage in any Business (as defined below) for Consultant’s own account that would render Consultant a Direct Competitor (as defined below), (ii) enter the employ of, render any services to, acquire a financial interest in, or otherwise become actively involved with, a Direct Competitor, or (iii) interfere with business relationships (whether formed before or after the date of this Agreement) between the Company and customers or suppliers of, or consultants or employees to, the Company that were engaged in, or were immediate prospects for engaging in, business with the Company before Consultant’s engagement by the Company was terminated. For purposes of this paragraph, the Company shall be construed to include the Company and its subsidiaries and affiliates. For purposes of this paragraph, “Business” shall mean the design, innovation, manufacture and sale of metal organic frameworks, mixed matrix membranes that include metal organic frameworks, and solid state battery technology. For purposes of this paragraph, “Direct Competitor” shall mean any person or entity that engages in the Business, including, but not limited to, SQM, Albemarle, LG, Suez, or any partners, customers, suppliers or contractors. For the avoidance of doubt, Consultant may work for a Direct Competitor in a different division or subsidiary so long as he does not provide services for the division or subsidiary engaged in the Business.

10. Non-Solicitation. During the Term and for a period of one (1) year after the Term, Consultant will not, directly or indirectly, solicit or encourage to cease to work with the Company, any person or entity that is a client, customer, supplier or contractor of the Company or who was a client, customer, supplier, contractor the Company within the twelve (12) month period preceding the termination of Consultant’s engagement, without the Company’s written consent.

11. Work Product. Consultant agrees that any and all of Consultant’s discoveries, ideas, inventions, concepts, developments, know-how, trade secrets, works of authorship, materials, writings, drawings, designs, processes, techniques, formulas, data, specifications, technology, patent applications (and contributions thereto), and other creations that are conceived, created or otherwise developed by Consultant pursuant to this Agreement and from the start to the termination of this agreement (“Work Product”) shall be considered “work made for hire” (as such term is defined in 17 U.S.C. §101) and shall be the sole and exclusive property and Confidential

Information of the Company. To the extent that the Work Product may not be considered “work made for hire,” Consultant shall irrevocably assign to the Company all right, title and interest worldwide in and to the Work Product (whether currently existing or conceived, created or otherwise developed later), including, without limitation, all copyrights, trademarks, trade secrets, patents, industrial rights and all other intellectual and proprietary rights related thereto.

12. Non-Disparagement. Each party agrees that he or it will not at any time, directly or indirectly, on his or its own behalf or in the service of or on behalf of others, publish, circulate, utter or disseminate, or cause to be published, circulated, uttered or disseminated, in any manner or by any means whatsoever, to any person or entity, any statements, comments or material whatsoever, which could or would, in any manner whatsoever, either reflect unfavorably upon the reputation of the other party, or harm, damage or impair the business or operations of the other party.

13. Remedies. Consultant acknowledges that any breach of Sections 8 through 12 of this Agreement (the “Restrictive Covenants”) by Consultant will cause the Company irreparable harm for which there is no adequate legal remedy, and agrees that in the event of any actual or threatened breach of any Restrictive Covenant, the Company shall be entitled to temporary and permanent injunctive relief and all other appropriate equitable relief (including a decree of specific performance), without being required to (i) show any actual damage or irreparable harm, (ii) prove the inadequacy of its legal remedies, or (iii) post any bond or other security. Consultant further agrees that in the event a bond or other undertaking is required of the Company in connection with the issuance of a temporary injunction enjoining Consultant from acts claimed by the Company to violate any Restrictive Covenant, such bond or other undertaking shall not exceed One Thousand Dollars ($1,000). The foregoing remedies of the Company may be exercised without prejudice to (and are cumulative with) the Company’s other available rights and remedies at law, in equity, or under this Agreement, including the Company’s right to monetary damages arising from any breach of this Agreement by Consultant. Consultant will notify the Company in writing immediately upon Consultant becoming aware of any such breach or threatened breach.

14. Use of Name and Likeness. Consultant irrevocably consents to the Company’s use and display of Consultant’s name, likeness, voice, image and biographical information for lawful marking and other business purposes of the Company without the consent of, or payment of additional compensation to, Consultant during the Term of this Agreement.

15. Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed to have been given five (5) business days after having been mailed, certified mail (return receipt requested and postage-prepaid), when sent by email with customary confirmation of receipt during business hours on a business day (or if sent after business hours on the next business day), or one (1) business day after being sent by a nationally recognized overnight delivery service, addressed to the party to which such notice is directed at its address set forth in this Agreement.

16. Governing Law and Venue. This Agreement shall be governed by and construed pursuant to the internal laws of the Commonwealth of Puerto Rico without regard to its principles of conflicts of law. Any dispute arising out of or relating to this Agreement shall be brought only in the courts of record of the Commonwealth of Puerto Rico or the court of the United States for the District of Puerto Rico, and each party consents to and confers personal jurisdiction on such courts.

17. JURY TRIAL WAIVER. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

18. Relocation. Consultant will relocate full time to the Company’s Science Headquarters at the end of the 2020 – 2021 school year (May 2021), should the Company establish its Science Headquarters and Independent Laboratory in Austin, Texas. Company shall pay Consultant for the true cost of relocation expenses, up to, but no more than fifty five thousand dollars ($55,000) with an approximate break-down as shown in Exhibit B.

19. Miscellaneous.

(a) Except with the Company’s prior written consent, Consultant shall not take any action to bind the Company in any way with any third party.

(b) The terms and conditions of Sections 11 through 13 and 16 through 18 shall survive the expiration or termination of this Agreement.

(c) If any term or provision of this Agreement is invalid, illegal, or unenforceable, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement.

(d) The parties hereby agree from time to time to execute and deliver such further and other documents and agreements and do all matters and things which may be convenient or necessary to more effectively and completely carry out the intention of this Agreement.

(e) This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same legal instrument. This Agreement may be executed by “pdf” or facsimile.

(f) This Agreement constitutes the entire agreement between the parties and shall supersede all other oral or written agreements between the parties, respecting the subject matter of this Agreement. This Agreement may only be modified or amended by written instrument executed by both parties.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement as of the date set forth above.

Company:	Consultant:

ENERGY EXPLORATION	The POINT, LLC
TECHNOLOGIES, INC.

By:
Teague Egan	Amit Patwardhan
Chief Executive Officer	Managing Director

Address for Notices:	Address for Notices:

Energy Exploration Technologies, Inc.	The Point LLC
1500 Cordova Road	14498 S Long Ridge Dr
Suite 302	Herriman UT 84096
Fort Lauderdale, FL 33316
Attn: Teague Egan	Attn: Amit Patwardhan
Tel: (954) 854-0696	Tel: (618) 534-8454
Email: teague@energyx.com	Email: ThePointLLC@gmail.com

EXHIBIT A

SCOPE OF WORK

Consultant shall serve as the Company’s Executive Vice President (EVP) of Technology, and shall research, develop, demonstrate and manage technology aspects of the Company’s two core technologies - LiTASTM for lithium extraction and Solid State Lithium Batteries. Consultants responsibilities shall also include but not be limited to:

1.	EnergyX Core Team:

a.	Leading basic science, process design, and engineering teams for LiTAS and Solid State Batteries.

b.	Serving on Executive Committee comprising of the CEO and CFO.

c.	Hiring, retention, and performance management of the science, engineering and operations teams with the Executive Committee.

d.	Technology related contracts and project management.

e.	Opening an independent EnergyX Lab Facility (location and management).

f.	Expanding applications for technologies.

2.	Contractor Work Oversight:

a.	Responsible for developing, tracking and delivery of work plan for all current or future EnergyX contractors as it relates to science operations.

b.	Work plan and management for MTR.

c.	Work plan for ProfMOF with Director of MOF Chemistry

d.	Work plan for SUEZ with Director of Electrodialysis

e.	Tracking and delivery of Sponsored Research Agreement (SRA) work plans with universities and third-party research facilities including UT and Monash.

f.	Responsible for developing, tracking and delivery of engineering and construction of pilot plants and facilities.

3.	Fundraising and Partnership Activities:

a.	Build and assist in development of business cases.

b.	Track, communicate, and present technical and business data to EnergyX team, customers, investors, conferences, industry associations and other business partners.

c.	Developing partnerships with membrane manufacturing, EPC and other ancillary technology suppliers and providers.

4.	Goals and Milestones - 12 month (Refer to Figure)

a.	At 6 months

i.	Deliver progress on ongoing work plans.

ii.	Membrane Scale Up KPIs met (Figure)

iii.	Larger scale Dialysis and Electrodialysis equipment procured and running in the lab at MTR or in Austin with full commercial size modules

iv.	Continuous roll to roll pilot production of LiTAS membranes using NIFD

v.	Achieve targets of ion conductivity and electrochemical stability for solid state batteries (targets to be decided before October 1).

vi.	4 patent filings by the team

b.	At 12 months

i.	Pilot Plant KPIs met (Figure)

ii.	10 TPD Gen 1 pilot plant built.

iii.	6 weeks of continuous stable operation meeting permeability and selectivity targets

iv.	Gen 2 MOFs developed and scaled into LiTAS membranes in small modules

v.	Produce all scale-up process engineering data including pre-treatment requirements for Gen 2

vi.	10 patent filings by team.

vii.	EnergyX laboratory functional.

EXHIBIT B

APPROXIMATE RELOCATION COSTS BREAKDOWN

Relocation Cost Estimate
Approximate
Home Sale/Purchase	$28,000
Closing Costs	$3,000
Vehicles Transport	$2,000
Household Goods Transport	$12,000
House Hunting Trips	$1,000
Final Travel	$1,000
Temporary Accommodation	$0
Miscellaneous Expenses	$8,000
Total	$55,000